Exhibit 99.02

Chegg Announces Appointment of Nathan Schultz as Chief Executive Officer
Dan Rosensweig appointed Executive Chairman of the Board

April 29, 2024

SANTA CLARA, Calif.--(BUSINESS WIRE)-- Chegg, Inc. (NYSE: CHGG), the leading student-first connected learning platform, today announced the appointment of Nathan Schultz as President and Chief Executive Officer, effective June 1. Schultz will succeed Dan Rosensweig, who will step up to the role of Executive Chairman after 14 years as CEO.

Schultz is a veteran of Chegg and has served in multiple leadership roles over the last 16 years at the company. Early on he was responsible for Chegg’s required materials offerings and was instrumental in shifting the company to a fully digital learning platform in his role as President of Learning Services. In 2022, he was elevated to the role of Chief Operating Officer, overseeing Chegg’s learning services, including Chegg Study, Writing, and Math, and non-academic support, such as language learning and skills training. Under his leadership, Schultz led Chegg to embed AI into every facet of product development, specifically driving the formation of Chegg's unique and proprietary large language models that are the foundation for the company's new personalized learning experience.

Schultz has a deep passion for delivering learning outcomes and has dedicated his career to education, having previously worked in education publishing at Bowker, Pearson, and Jones & Bartlett prior to joining Chegg. He attended Elon University in North Carolina, receiving his BA in History and English, and continued his education in Finance at Stevens Institute of Technology in New Jersey.

“Nathan has been a key part of our leadership team over the last 16 years, helping Chegg become one of the largest, most accessible, and impactful online education services for students around the world,” said Dan Rosensweig, current CEO and incoming Executive Chairman. “As the company embraces AI and embarks on its next big growth opportunity, this is the right time for Nathan to lead Chegg into the AI era.”

As Rosensweig transitions to his new role as Executive Chairman, Nathan Schultz will also assume a seat on the Chegg Board.

“The Board is enormously grateful to Dan for his leadership in transforming Chegg from a loss-making, print textbook rental business in 2010 to a profitable, global, online learning platform serving millions of students today,” said Richard Sarnoff, Co-Chairman of the Board of Directors. “Given Dan’s success over the years, his deep commitment to education, and his unwavering advocacy for learners of all kinds, we are thrilled he will be stepping into a new role as Executive Chairman.”

“I also want to congratulate Nathan Schultz on his appointment to CEO,” Sarnoff continued. “The Board believes he is precisely the right leader to advance Chegg’s focused strategic vision for AI-powered, personalized learning and to drive future growth and success for the business. We look forward to working with both Nathan and Dan in their new roles as Chegg continues to serve learners everywhere.”

“I appreciate Dan’s partnership and leadership over the last 14 years and am proud of the work we have done together to support students and their learning outcomes,” said Nathan Schultz, incoming CEO of Chegg. “I am honored to take on this new role, and I want to thank both Dan and the Board for their support of me over so many years. We have built an amazing team, and I am excited about the opportunity to revolutionize how we serve students with our proprietary AI, delivering better learning outcomes for students and increasing the value of Chegg for our investors.”

About Chegg

Millions of people all around the world learn with Chegg. No matter the goal, level, or style, Chegg helps learners learn with confidence. We provide 24/7 on-demand support, and our personalized learning assistant leverages the power of artificial intelligence, more than a hundred million pieces of proprietary content, as well as a decade of learning insights. Our platform also helps learners build essential life and job skills to accelerate their path from learning to earning, and we work with companies to offer learning programs for their employees. For more information, visit www.chegg.com.

Media Contact: Heather Hatlo Porter, press@chegg.com